EXHIBIT 99.1

Brookfield Corporation Announces Redemption Price for Notes due April 1, 2024

All amounts in U.S. dollars unless otherwise stated.

BROOKFIELD, NEWS, July 13, 2023 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) announced today the following redemption price for the redemption of a $550 million principal amount of its Notes due April 1, 2024 co-issued by its subsidiaries, Brookfield Finance Inc. and Brookfield Finance LLC (the “Notes”) (per $1,000 principal amount), which will be completed on July 14, 2023:

Redemption price: $1,000.00
Accrued and unpaid interest: $11.44
Total redemption price and accrued and unpaid interest: $1,011.44

Pursuant to the procedures of The Depository Trust Company (“DTC”) for partial early redemption of debt issues, the individual book entry holdings to be redeemed will be selected on a lottery basis. Following the redemption, there will be $200 million principal amount of the Notes outstanding. The redemption was previously announced and is more fully described in Brookfield Corporation’s news release of June 14, 2023. Additional terms and conditions were contained in the notice of redemption.

Non-registered holders (banks, brokerage firms or other financial institutions) who maintain their interests in the Notes through DTC should contact their DTC customer service representative with any questions about the redemption.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on compounding capital over the long term to earn attractive total returns for our shareholders. Today, our capital is deployed across three businesses – Asset Management, Insurance Solutions and our Operating Businesses, generating substantial and growing free cash flows, all of which is underpinned by a conservatively capitalized balance sheet.

For more information, please contact:

Communications & Media	Investor Relations
Kerrie McHugh Hayes	Linda Northwood
Tel: (212) 618-3469	Tel: (416) 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com